Exhibit 99.3

SUN CAPITAL NOMINATES THREE DIRECTORS TO

FURNITURE BRANDS’ BOARD

Files Preliminary Proxy Statement With the SEC

New York, April 3, 2008 — Sun Capital Securities Group, LLC (“Sun Capital”) today sent a letter to the Board of Directors of Furniture Brands International, Inc. (NYSE: FBN) (“Furniture Brands” or the “Company”) stating that its affiliate, SCSF Equities, LLC, is nominating three candidates for election to the Company’s Board at the upcoming 2008 Annual Meeting of Shareholders on May 1, 2008.  Sun Capital, which beneficially owns 9.45% of the common stock of Furniture Brands, today also filed a Preliminary Proxy Statement with the Securities and Exchange Commission.

The full text of the letter to the Furniture Brands Board follows:

April 3, 2008

The Board of Directors

Furniture Brands International, Inc.

c/o Mr. Ralph Scozzafava

Vice Chairman and Chief Executive Officer

101 South Hanley Road

St. Louis, Missouri 63105

Members of the Board:

We want to inform you that our affiliate SCSF Equities, LLC (“Sun Capital”) today filed a Preliminary Proxy Statement in connection with its nomination of three candidates for election to the Board of Directors of Furniture Brands International, Inc. at the upcoming Annual Meeting on May 1, 2008.  Sun Capital is proposing that its three nominees be elected to the Board instead of three incumbent directors, maintaining the size of the Board at eight members.  Our nominees are highly qualified, will bring much-needed corporate governance and operational expertise to the Board, and are committed to acting in the best interests of all shareholders.

One of our nominees, Alan Schwartz, Sterling Professor of Law at Yale Law School, is a renowned expert in corporate governance.  Our other nominees, Ira Kaplan, Chief Financial Officer of Claire’s Stores Inc. (retiring April 4, 2008), and T. Scott King, Managing Director of Sun Capital Partners, Inc., are seasoned businessmen who can provide vast operational and financial expertise.  We firmly believe that, if elected to the Furniture Brands’ Board, our nominees will enable the Board to better oversee management performance and properly evaluate the Company’s strategic alternatives.

We have taken this step because we are extremely concerned about Furniture Brands’ continued poor financial performance and do not believe the current Board is acting in the best interests of shareholders.  Specifically, the current Board appears to have given very little consideration to at least two serious and credible proposals to acquire the Company at prices well above the existing stock price.  In our view, the Board’s failure to properly consider these proposals represents a serious disregard of shareholder interests.  Instead, the current Board continues to pursue a strategy that has led to substantial stock price declines and is not likely to turn the Company around.  Furniture Brands’ latest turnaround plan revealed in October 2007 is not revolutionary, but rather an evolution of broad strategic themes that have been communicated to investors for several years and have clearly failed to recover margins and shareholder value.  This plan does not quantify in any manner expected benefits and this lack of detail prevents shareholders from evaluating the risks and rewards of maintaining the status quo versus pursuing other strategic alternatives that may be preferable.

While Sun Capital made one of the proposals to acquire Furniture Brands, we are open to considering alternatives that would deliver higher and better value to shareholders than our proposal, including a sale of the Company in whole or in part to a third party or the pursuit of a more dynamic turnaround strategy than is currently being undertaken.  We are confident shareholders will prefer directors, such as our nominees, who will properly consider all options to enhance shareholder value in accordance with their fiduciary duty, instead of the current directors who are content to maintain the status quo that has led to worsening results over many years.

Sun Capital does not take lightly an election contest for directors of a public company.  It is unfortunate that the intransigence of the Furniture Brands Board has forced us to take this action, but we firmly believe that our nominees will be better able to represent shareholder interests by ensuring the Board carefully reviews all alternatives to enhance value.

Kind Regards,

/s/ Jason G. Bernzweig

Jason G. Bernzweig

Vice President

Sun Capital Securities Group, LLC

About the Three Nominees:

Alan Schwartz                                                                                                                   Alan Schwartz, 68, is a renowned expert in the field of corporate governance. He is a Sterling Professor at Yale University, one of 27 such professors in the University, where he has been since 1987.  His appointments are in the Yale Law School and the Yale School of Management, where he specializes in corporate finance and corporate governance, mergers and acquisitions, contracts and contract theory, bankruptcy and commercial transactions.  He has published numerous articles and books in these fields and has been identified, by the Institute for Scientific Information, as being in the top one half of one percent of social scientists world wide in total citations.  Professor Schwartz has served as a Director of Cleveland-Cliffs, Inc., an international mining company that is traded on the New York Stock Exchange, since 1991.  He now chairs the Cleveland-Cliffs finance committee and serves on its Governance and Strategic Advisory Committees.  Professor Schwartz has been President of the American Law and Economics Association, Editor of the Journal of Law, Economics and Organization and Chair of the Sections on Law and Economics and the Section on Contracts of the Association of American Law Schools.

Ira Kaplan                                                                                                                                         Ira Kaplan, 49, served as Chief Financial Officer of Claire’s Stores Inc. from 1990 to 2008 (retiring April 4, 2008) and served as a member of the Board of Directors of Claire’s Stores until it was acquired in May 2007.  He joined Claire’s Stores in 1987 and served in various financial capacities until 1990. He was a key member of Claire’s Stores’ Strategic Planning Committee responsible for the formulation of short and long-term strategies to drive its internal growth and its domestic and international expansion. Mr. Kaplan was responsible for formulating and implementing financial practices designed to ensure the continued financial strength of Claire’s Stores, which grew sales at a five-year annual rate of 10% to $1.5 billion through 2007 and achieved a latest twelve months ended EBITDA margin of 20% through November 3, 2007. Claire’s Stores was acquired by private equity firm Apollo Management L.P. for $3.1 billion on May 29, 2007. From 1982 to 1987, Mr. Kaplan practiced at Peat Marwick (now KPMG) where his clients engaged in a variety of industries, including real estate, retailing, manufacturing, leisure activities and publishing.

T. Scott King                                                                                                                         T. Scott King, 56, is a Managing Director of Sun Capital Partners, Inc. and has 25 years of operating experience as an executive in the consumer and industrial sectors. As a senior operator with the firm since 2003, Mr. King has led the development and execution of operational strategies pursuant to the turnaround of numerous companies acquired by Sun Capital affiliates, largely in the consumer sector. He serves on the Board of Directors of the following Sun Capital portfolio companies: ShopKo Stores, Inc.; The Limited; Pamida; Marsh Supermarkets; Village Pantry Stores; Anchor Blue Retail Group; Drug Fair Group; and Performance Fibers, Inc. Prior to joining Sun Capital Partners, he was Chief Executive Officer of Waterlink, Inc., which is an international provider of integrated water purification and wastewater treatment solutions.  Mr. King served as President of the $1.0 billion

Consumer Brands Division of the Sherwin Williams Company from 1992 to 1998.

About Sun Capital Partners, Inc.

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, and other investments in market—leading companies that can benefit from its in—house operating professionals and experience.  Sun Capital affiliates have invested in and managed more than 185 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen. For more information, please visit www.SunCapPart.com.

Additional Information

SCSF Equities, LLC, Sun Capital Securities Offshore Fund, Ltd., Sun Capital Securities Fund, LP, Sun Capital Securities Advisors, LP, Sun Capital Securities, LLC, Marc J. Leder and Rodger R. Krouse (collectively, the “SC Group Entities”) filed a preliminary proxy statement with the Securities and Exchange Commission on April 3, 2008 containing information about the solicitation of proxies for the 2008 Annual Meeting of the shareholders of Furniture Brands International, Inc.

Stockholders of Furniture Brands International, Inc. are urged to read the preliminary proxy statement (and, when it becomes available, the definitive proxy statement) because it contains important information.  Detailed information relating to the SC Group Entities and Alan Schwartz, Ira Kaplan and T. Scott King, who may be deemed to be participants in the solicitation of proxies from Furniture Brands’ stockholders, can be found in the preliminary proxy statement filed by the SC Group Entities.  The preliminary proxy statement and other relevant documents relating to the solicitation of proxies by the SC Group Entities are available at no charge on the SEC’s website at http://www.sec.gov.  In addition, the SC Group Entities will provide copies of the proxy statement and other relevant documents without charge upon request.  Requests for copies should be directed to the SC Group Entities’ proxy solicitor, D.F. King & Co., Inc. at 1-800-347-4750.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.  Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

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Contacts:

Media:	Stockholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron / Kara Findlay /	Richard Grubaugh /
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550
Debbie Miller
(312) 895-4700